Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

October 3, 2012

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cogo Group, Inc. Form 20-F for the Year Ended December 31, 2011 Filed April 2, 2012 File No. 001-35273

Dear Mr. James:

On behalf of our client, Cogo Group, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated August 30, 2012 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2011 (the “Annual Report”).

In order to facilitate the review by the Commission’s staff (the “Staff”) we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below restate and respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter. Unless otherwise noted, page numbers refer to the Annual Report.

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Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 2

Form 20-F for the Year Ended December 31, 2011

Item 3. Key Information, Risk Factors, page 7

1.          As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, in future filings, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In future filings the Company will include a risk factor that the PCAOB is unable to inspect the Company’s auditor and that, therefore, the PCAOB is unable to evaluate the auditor’s audits and quality control procedures.

Item 4. Information on the Company, page 22

Strategy, page 24

2.	Please expand the disclosure in the last paragraph of this section to identify who in 2012 proposed to purchase the series of operating entities. Also identify, if applicable, any of these entities that you purchased from the party who made the proposal in 2012 and when and how much you paid to purchase each entity. In addition, disclose the percentage of your revenues and assets from the entities.

Since the filing of the 20-F, the Company has issued a number of press releases indicating that it is the Company’s Chief Executive Officer, Jeffrey Kang, that intends to purchase the assets and that such assets would account for approximately 30% of the Company’s revenues and assets. In addition, once a definitive agreement is signed, the Company will file a Report of Foreign Issuer on Form 6-K to provide details about the transaction. Since the transaction documents are not yet complete and the actual assets that will be sold are subject to change, the Company believes that amending the Annual Report to include information about the potential assets that will be sold would not be beneficial to investors and requests deferring disclosing such information until the definitive documentation is complete and that it be included in a Report of Foreign Private Issuer on Form 6-K as opposed to an amendment to the Annual Report.

None of the entities that Mr. Kang would acquire were purchased from Mr. Kang since the Company has been traded publicly.

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 3

3.	Please tell us the status of the proposed transaction and why the proposed transaction has been delayed. We note from your March 15, 2012 and June 29, 2012 press releases on your website that the deal was expected to close during the second quarter and that your audit committee is “actively negotiating” the deal, respectively.

The Company’s audit committee is negotiating the terms of the transaction with Mr. Kang and performing due diligence on the value of the subsidiaries being sold. Given the number of jurisdictions potentially involved in the transaction, the Company’s audit committee has been in communication with a number of legal, accounting and tax advisors, which has led to delays in finalizing the transaction.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 40

4.          We note that your revenues for the year ended December 31, 2011 increased by approximately 37% as compared to the corresponding prior year. In future filings, to the extent reasonably possible, please quantify the effect of each material factor disclosed as contributing to the change. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

In future filings, to the extent reasonably possible, the Company will quantify the effect of each material factor disclosed as contributing to a change in the Company’s revenues.

Selling, General and Administrative Expenses, page 44

5.          Please tell us whether you have considered adding a risk factor to highlight the risks related to issuing large amounts of shares of subsidiaries to employees.

Since the Company has no present intention to issue shares of subsidiaries to employees in the future and that the issuance of shares of Comtech Broadband to a key employee did not constitute a controlling interest in Comtech Broadband, the Company did not believe it was necessary to include a risk factor of the type described by the Staff.

Critical Accounting Policies and Estimates, page 54

6.          It appears that the assumptions upon which you made the determination to consolidate Shenzhen Comtech and Shanghai E&T require significant judgment and are very important to the portrayal of your financial position and results of operations. In future filings, please revise to disclose information about this critical accounting policy or tell us why you do not think it is necessary.

In future filings, the Company will disclose information about the assumptions upon which it made the determination to consolidate Shenzhen Comtech and Shanghai E&T.

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 4

Item 7. Major Shareholders and Related Party Transactions, page 57

7.          Please tell us why you do not disclose your contractual arrangements for Shenzhen Comtech and Shanghai E&T in this section. Refer to the required disclosures in Item 7.B of Form 20-F.

Item 7.B of Form 20-F (including the instructions thereto) requires the Company to disclose information for transactions or loans between the Company and its affiliates in the period from the beginning of the last full fiscal year until the latest practicable date. The Company did not include disclosure of the contractual arrangements for Shenzhen Comtech and Shanghai E&T in this section because such arrangements were not entered into or amended, nor were any funds transferred to or from affiliates pursuant to these arrangements (ie, there were no transactions), during the period specified in the rule. Information relating these contractual arrangements are included in the Risk Factors on the bottom of page 11 of the Annual Report.

Item 15. Controls and Procedures, page 69

8.          We note your disclosure that there were no changes in your internal control over financial reporting during the fourth quarter. To the extent that your disclosure was provided to address Item 15(d) of Form 20-F which requires disclosure of any change that occurred during the period covered by the annual report that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to the fourth quarter. Please correct the disclosure in future filings, including any amendments.

The Company will correct the disclosure in future filings, including amendments, to refer to the period covered by the report, and not just the fourth quarter.

Item 18. Financial Statements

Note 1. Organization and Nature of Operations and Redomestication Merger, page F-9

9.          With respect to your agreements with Shenzhen Comtech and Shanghai E&T, please respond to the following:

•    Please quantify the significance of Shenzhen Comtech and Shanghai E&T to your financial condition, operations and liquidity for the periods presented.

Each of Shenzhen Comtech and Shanghai E&T contributed to less than 5% of the Company's consolidated revenue and net income for each of the years in the three-year period ended December 31, 2011, and less than 5% of the consolidated cash balances and net assets as of December 31, 2011 and 2010.

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 5

•    Please tell us the basis for your consolidation of Shenzhen Comtech and Shanghai E&T. Discuss your consideration of ASC 810-10-25.

Comtech China (Holding) Limited ("Comtech China"), a wholly-owned subsidiary of the Company, entered into legal arrangements (deeds) with Honghui Li and Huimo Chen (the legal shareholders of Shenzhen Comtech who hold 99% and 1% of the shareholding of Shenzhen Comtech, respectively). Under the legal arrangements, both Li and Chen agreed to hold the equity interest in Shenzhen Comtech on behalf of Comtech China and waive all the related rights and risks of shareholding in favour of Comtech China.

The legal shareholders of Shanghai E&T are Shenzhen Comtech and Li with a shareholding of 95% and 5%, respectively. Li also entered into legal arrangements with Comtech China similar to the above, and Li agreed to hold the equity interest in Shanghai E&T on behalf of Comtech China and waive all the related rights and risks of shareholding in favour of Comtech China.

Accordingly, the Company through Comtech China has exclusive authority over all decision making related to the ongoing, major, or central operations of Shenzhen Comtech and Shanghai E&T. The relevant rights on decision making are forfeited by Li and Chen under the above legal arrangements. The Company also has exclusive authority over all decision making related to the total sharing of profit or loss of Shenzhen Comtech and Shanghai E&T as well as the ability to establish and implement policy for dissolving them.

In addition, the Company has the rights to sell or transfer the shareholding of these two entities. These rights are forfeited by Li and Chen under the above legal arrangements. The Company has a significant financial interest in Shenzhen Comtech and Shanghai E&T that provides the Company with the right to receive income, both as ongoing revenue and as proceeds from the sale of its interest in Shenzhen Comtech and Shanghai E&T, in an amount that fluctuates based on the performance of the operations of Shenzhen Comtech and Shanghai E&T and the change in the fair value thereof.

Based on the above, management concluded that in accordance with ASC 810-10-25, the Company has effective ownership and control over Shenzhen Comtech and Shanghai E&T and that the financial position and results of operations of Shenzhen Comtech and Shanghai E&T are consolidated into the Company's consolidated financial statements.

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 6

•    Please tell us each of the agreements underlying your control of Shenzen Comtech and Shanghai E&T and summarize the significant terms of each agreement. Explain why you have not filed these agreements.

The following agreements relate to the Company's control of Shenzhen Comtech and Shanghai E&T:

(a) Deed Concerning Shares of Shenzhen Comtech dated July 14, 2005 (the “2005 Shenzhen Deed”);

(b) Deed Concerning Shares of Shenzhen Comtech dated December 12, 2006 (the “2006 Shenzhen Deed”); and

(c) Deed Concerning Shares of Shanghai E&T dated December 12, 2006 (the “2006 E&T Deed”).

In addition to risk factor disclosure, the following disclosures relating to the foregoing agreements were made in the annual report for the year ended December 31, 2006 in Item 13:

“At the time of its incorporation, foreign shareholding in a trading business such as Shenzhen Comtech could not exceed 65%. With subsequent PRC deregulation, foreign ownership of such a trading business can now reach 100%, and approval of foreign ownership of companies in the PRC engaged in commodity trading businesses—which includes agency trade, wholesale, retail and franchise operations is now delegated to local government agencies of the PRC Ministry of Commerce. In order to exercise control over Shenzhen Comtech (a PRC operating company legally permitted to engage in a commodity trading business), without direct shareholding by us (a U.S.-listed company and therefore a foreign-invested entity), Honghui Li, our vice president, and Huimo Chen, the mother of our principal shareholder and chief executive officer, Jeffrey Kang, hold 99% and 1%, respectively, of the equity interests of Shenzhen Comtech, and through contractual agreements with us hold such equity interests exclusively for the benefit of our 100% directly owned subsidiary, Comtech China. Shenzhen Comtech, in turn owns a 60% equity interest in another of our PRC operating companies, Shanghai E&T, with the other 40% being held by Comtech China (BVI) through trust agreements. Under the trust agreements, Shenzhen Comtech owns a 35% equity interest in Shanghai E&T for the benefit of Comtech China (BVI) and Honghui Li owns a 5% equity interest in Shanghai E&T for the benefit of Comtech China (BVI). While we do not have any equity interest in Shenzhen Comtech, through these contractual agreements, we enjoy voting control and are entitled to the economic interests associated with their equity interest in Shenzhen Comtech. For additional details regarding these contractual agreements, see “Risk Factors—Risks Related to our Business—We depend upon contractual agreements with the two shareholders of Shenzhen Comtech in conducting our business through Shenzhen Comtech and Shanghai E&T and receiving payments, which may not be as effective in providing operational control as direct ownership and may be difficult to enforce. Further, if the PRC government finds these contractual agreements violate or conflict with PRC governmental regulations, our business would be materially adversely affected.”

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 7

In 2005, Nan Ji executed an agreement to transfer her 70% equity interest in Shenzhen Comtech to Jeffrey Kang and her 1% equity interest in Shenzhen Comtech to Huimo Chen, the mother of Jeffrey Kang, who is a PRC citizen. Jeffrey Kang and Huimo Chen have also agreed that upon the successful transfer of Nan Ji’s equity interest as described above, they will enter into and be bound by the same contractual arrangements with Comtech China relating to the voting control of Shenzhen Comtech. In 2006, Jeffrey Kang executed an agreement to transfer his 99% equity interest in Shenzhen Comtech to Honghui Li.

On August 6, 2006, Comtech China, our wholly-owned subsidiary, entered into a share acquisition agreement pursuant to which Comtech China acquired the remaining 40% minority interests of Shanghai E&T for cash consideration of RMB16,000 ($2,024). Comtech China in turn entered into trust agreements with Honghui Li and Shenzhen Comtech. Under the trust agreements, Honghui Li owns 5% interest in Shanghai E&T, and Shenzhen Comtech owns 35% interest in Shanghai E&T, in addition to 60% equity interest it owned previously. We enjoy voting control over and all economic interests associated with Shanghai E&T. “

Disclosure of these transactions appeared in Item 13 of each subsequent annual report on Form 10-K of our predecessor. Although disclosure of these transactions was not made in Item 7.B, as discussed in response to comment 7, disclosure relating to the foregoing transactions do appear elsewhere in the document.

The 2005 Shenzhen Deed was entered into at the time when Nan Ji transferred her 70% and 1% equity interest in Shenzhen Comtech to Jeffrey Kang and Huimo Chen, respectively. After the transfer, Jeffrey Kang and Huimo Chen held a 99% and 1% equity interest in Shenzhen Comtech, respectively. The material terms of the 2005 Shenzhen Deed are as follows:

(a) Huimo Chen would hold her equity interests in Shenzhen Comtech, together with all dividends and interest, rights and privileges accrued or to accrue, for the benefit of Comtech China;

(b) Huimo Chen would exercise any rights arising from her equity interests in Shenzhen Comtech in such manner as Comtech China directed;

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 8

c) Huimo Chen would obtain approval from Comtech China on how to apply dividends and other distributions arising from her equity interests in Shenzhen Comtech;

(d) Huimo Chen was required to attend all meetings of shareholders and the board of directors, if appointed to the board, and vote as Comtech China directed; and

(e) Huimo Chen was required to execute such other documents and take any actions required by Comtech China, including, but not limited to, transferring her equity interests to Comtech China or its designees.

The 2006 Shenzhen Deed was entered into at the time when Jeffrey Kang transferred his 99% equity interest in Shenzhen Comtech to Honghui Li. After the transfer, Honghui Li and Huimo Chen held a 99% and 1% equity interest in Shenzhen Comtech, respectively. The material terms of the 2006 Shenzhen Deed are equivalent to those of the 2005 Shenzhen Deed, except that Honghui Li was the signatory making the applicable agreements.

The 2006 E&T Deed was entered into at the time when the Company acquired, through Shenzhen Comtech, the remaining 40% equity interest in Shanghai E&T and transferred 5% of the shares of Shanghai E&T to Honghui Li. Therefore, Shenzhen Comtech and Honghui Li hold a 95% and 5% equity interest in Shanghai E&T, respectively. The material terms of the 2006 E&T Deed are equivalent to those of the 2005 Shenzhen Deed, except that Honghui Li was the signatory making the applicable agreements.

The 2006 Shenzhen Deed and the 2006 E&T Deed were filed with the annual report on Form 10-K for the year ended December 31, 2006 for the Company’s predecessor, Cogo Group, Inc., a Maryland corporation, as exhibits 10.13 and 10.14. The Company inadvertently did not incorporate these agreements by reference into the Company’s Annual Report on Form 20-F, but will do so in the future. The Company will also file the 2005 Shenzhen Deed with its next Annual Report on Form 20-F.

10.         Given your disclosure that you believe the contractual agreements provide the company with effective control over Shenzhen Comtech and Shanghai E&T, in future filings please expand your accounting policy to describe the significant judgments and assumptions made in your determination.

The Company will include such disclosures in its future filings.

Note 9. Pledged Bank Deposits, Bank Borrowings and Banking Facilities, page F-24

11.         Please tell us the terms of your pledged bank deposits of RMB431,695,000 as of December 31, 2011, including the nature of the restrictions.

Bank deposits are pledged in relation to the banking facilities from Bank of China, Standard Chartered Bank, Guangdong Development Bank (Shenzhen) and HSBC in accordance with the respective bank facility agreements. Such bank deposits must be maintained with the respective banks which the relevant banking facilities are utilized.

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 9

Note 12. Share based Compensation, (f) Share based Compensation of Comtech Broadband, page F-32

12.         Please tell us the position of the employee to whom you issued the shares of Comtech Broadband stock and any related party relationships the employee has with the company and management. Please also explain why the company issued the award to this individual. Discuss how you intended to provide an incentive to the employee since we note that the stock was vested upon grant. Please also tell us if you have any other arrangements to issue stock of subsidiaries to employees. Refer to ASC 718-10-50-1.

The grantee is the Director and Business Unit Manager of Comtech Broadband. Except for the above, the individual does not have any other relationship with the Company and management.

In view of the significance of Comtech Broadband to the Company, and the continued growth in revenue of Comtech Broadband under the leadership of the employee, the Company’s CEO granted share based compensation to the employee as a means to strengthen the employment relationship with the employee. Since the employee would become a non-controlling shareholder of Comtech Broadband after such grant, the financial performance of Comtech Broadband is directly linked to the benefit of the employee which will provide an additional incentive to the employee.

Apart from this, there are no other similar arrangements to issue stock of subsidiaries to employees.

13.         Please tell us the significant assumptions used in determining the value of the Comtech Broadband stock that was issued to an employee on December 31, 2010 and tell us how you determined a 20% marketability discount was appropriate. Refer to ASC 718-10-50- 2.

The Company’s significant assumptions in determining the value of the Comtech Broadband stock included the revenue growth rate, gross profit margin, discount rate, profits tax rate and the marketability discount.

At the time the Comtech Broadband stock was valuated, the revenue growth of Comtech Broadband was expected to be 28% in 2011 and gradually decline to 15% in 2015. The Company expected a terminal revenue growth rate of 3% beyond 2015. The Company considered the continued expansion of the wireline and wireless broadband market in the PRC and the prospect of such market when estimating the revenue growth rates.

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 10

Gross profit margin was forecasted to maintain at approximately 2%, which is consistent with its historical gross profit margin. Comtech Broadband has a relatively low gross profit margin as compared to its comparable companies as Comtech Broadband carries out a high-volume-low-margin strategy to maintain revenue growth.

The discount rate of 17% was a function of the cost of equity and the cost of debt. The cost of equity was computed by benchmarking to other companies in similar industries, while the cost of debt was derived based on the average borrowing cost in the PRC.

Hong Kong Profits Tax rate of 16.5% was adopted as Comtech Broadband's operations are in Hong Kong.

The Company considered that the ownership interests in closely held companies are typically not readily marketable compared to similar interests in public companies. Therefore, a share of stock in a privately held company is usually worth less than an otherwise comparable share in a publicly held company. The marketability discount is used to account for such consideration in the valuation.

The Company determined the 20% marketability discount by performing benchmarking with other acquisitions of U.S. public companies and private companies engaging in similar industries.

14.         Please tell us the amount included in net income attributable to noncontrolling interests related to Comtech Broadband for fiscal 2011 and how the amount was determined.

The amount included in net income attributable to noncontrolling interests related to Comtech Broadband is RMB7.1 million. The amount represents 30% (the percentage of outstanding common stock held by the noncontrolling shareholder) of the net income related to Comtech Broadband for year ended December 31, 2011.

Note 15. Statutory Reserves, page F-36

15.         Given the significance of the restrictions on the net assets of your PRC subsidiaries and the fact that, as noted on page F-33, substantially all of your operations are in the PRC, please explain why the total restricted net assets totaled only RMB55,298 as of December 31, 2011.

The restrictions mentioned on page F-33 related to the statutory requirements imposed in the Company's PRC subsidiaries in transferring 15% to 20% of their profits to statutory reserves (restricted assets).

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 11

The variance between the net assets of the Group and the relevant PRC subsidiaries’ statutory reserves balance of RMB55,298 was mainly due to two reasons. One reason is the allocation to statutory reserves is capped at 50% of the registered share capital of the respective PRC companies. Some of the PRC companies' allocations have reached such limit so no further allocation was made.

Another reason is some of the profit-generating subsidiaries of the Company are incorporated and carrying out the business in Hong Kong and there is no statutory requirement for allocating their profits to restricted reserves.

Martin James U.S. Securities and Exchange Commission October 3, 2012 Page 12

Please call me at 212 407-4866 is you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Loeb & Loeb LLP